From: **Brian Masters** bmasters@hopecoffee.com
Subject: Re: Noble Story Co. Wefunder
Date: October 14, 2021 at 6:24 PM
To: Adam Gregory adam@noblestoryco.com

Adam,

Thank you for sending this over. I'll send it to my friends and we will see what happens.

Have a great week!

Brian Masters
President - HOPE Coffee
[redacted]
Facebook || Instagram || Twitter

On Wed, Oct 6, 2021 at 2:43 PM Adam Gregory <adam@noblestoryco.com> wrote:

> Hi Brian,
>
> As promised here is the link to our Wefunder campaign: https://wefunder.com/noble.story.co
> We are in the early stages of launching, but would love to have you share this opportunity with the two real-estate investor you mentioned. Let me know if there is any interest or if you would rather do a connection to them.
>
> Thanks again for chatting the other day about Hope Coffee and taking the time to hear about Noble Story Co.!
>
> Best,
> Adam
>
> PS. We got your Noble Story Co. coffee mug in the mail today - so be on the look out:)
>
> NOBLE story co. EST. 2020
>
> Adam Gregory
> **Producer, Co-Founder**
> [redacted]
> w: noblestoryco.com
>
> *We are "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*

From: **Adam Gregory** adam@noblestoryco.com
Subject: Can I send you email updates?
Date: October 11, 2021 at 7:32 PM
To: adam@noblestoryco.com



Hey Adam!

You probably already know (because I've likely talked your ear off)… but I've spent the last two years of my life building a film production company called Noble Story Co. with my business partner Andrew Teravskis. Some exciting things are happening, so we're putting together an email list for our biggest fans, and we want you on it!

If you want to get occasional email updates from Noble Story Co., you don't have to do anything. I promise we won't spam you. But if you don't want to hear what's happening, feel free to scroll down and click the "unsubscribe" link. You won't hurt our feelings. Well, maybe you will, but we understand.

Thanks!

Adam Gregory

COO, Noble Story Co.

Want to know what films we're making?

TOUR OUR WEBSITE →

<u>You</u> can help!

Andrew and I have spent several weeks preparing to raise capital on the investment platform Wefunder. And as of last week, we've officially launched!

We decided to raise on Wefunder to accelerate our growth and share the upside of our success with the people who know us best — our family, friends, colleagues. <u>This is an investment, not a donation.</u> **You are our foundation. So we're inviting you to become an actual stakeholder in our company!**



Why invest? Because the world needs more stories worth re-watching. It's past time for people to stand up and have a say in which movies are being created. Noble Story Co. is all about telling stories that are true, right, and honorable. Personally support me, our team, and our mission to create meaningful entertainment by becoming an owner of Noble Story Co.

READ OUR PITCH!

Noble Story Co. is 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Noble Story Co. LLC 1
1424 Herrick Ave NE
Grand Rapids, MI
USA

From: **Cristóbal Krusen** ck@messengerfilms.com
Subject:
Date: October 21, 2021 at 11:13 AM
To: Adam Gregory adam@noblestoryco.com

Hi Adam,

I want to send you guys $100 to help out a little, but can I do that in some way other than WeFunder? Undoubtedly, it's a secure service, etc. but I'd be more comfortable not sharing my banking details. Do you guys take checks? PayPal? Venmo?

Thanks,

Cris

MESSENGER FILMS

Cristóbal Krusen
Founder and President
Messenger Films, Inc.
messengerfilms.com
cristobalkrusen.com
[redacted]
Skype: cristobal.krusen

From: **Dana Wichterman** danawichterman@gmail.com
Subject: Re: Noble Story Co. Information
Date: October 12, 2021 at 3:15 PM
To: Adam Gregory adam@noblestoryco.com
Cc: Andrew Teravskis andrew@noblestoryco.com, Bill Wichterman bwichterman@cov.com

---

Sounds good.

On Tue, Oct 12, 2021 at 3:12 PM Adam Gregory <adam@noblestoryco.com> wrote:

> Hi Dana & Bill,
>
> Great chatting with you both today!
>
> In revisiting the Wefunder regulations - we legally can't send you anything that discloses terms or projections not found on Wefunder.
> With that said I just added a PDF to our Wefunder pitch page at the bottom that visually shows more of the business operations with number samples.
>
> Here is a direct link to the PDF:
> https://dlon51l7zlfjj.cloudfront.net/uploads/company_attachment/file/56479-L56JC9QvhaGkJb1nHce9ic8r/Noble_Story_Co._Wefunder_Business_Model_and_Terms.pdf
>
> Here is our Wefunder page:
> https://wefunder.com/noble.story.co
>
> These are the other companies we mentioned who are doing CF raises in the Entertainment space.
>
> Legion M Entertainment (Largest Secular Crowd Investing Raise - all previous rounds were on Wefunder and now on Start Engine)
> https://www.startengine.com/legionm
>
> Pencilish Studios
> https://wefunder.com/pencilish
>
> Called Higher Studios
> https://www.startengine.com/called-higher-studios-1
>
> Please let us know if there are any more question that you have about Noble of the Wefunder process.
>
> Best,
> Adam
>
> NOBLE story co. EST. 2020
>
> Adam Gregory
>
> **Producer, Co-Founder**
>
> [redacted]
>
> w: noblestoryco.com
>
> This e-mail transmission, and any documents, files or previous e-mail messages attached to it, may contain confidential information that is legally privileged. If you are not the intended recipient or a person responsible for delivering it to the intended recipient, you are hereby notified that any disclosure, copying, distribution or use of any of the information contained in or attached to this transmission is STRICTLY PROHIBITED. If you have received this transmission in error, please: (1) immediately notify me by reply e-mail, or by collect telephone call; and (2) destroy the original transmission and its attachments without reading or saving in any manner.
>
> Additionally, Noble Story Co. is 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

From: **Lockhart, Doug** Doug.Lockhart@harpercollins.com
Subject: RE: Vouch for Noble Story Co.
Date: October 6, 2021 at 2:21 PM
To: Adam Gregory adam@noblestoryco.com

Adam,
I did receive and I did respond. Not sure why it did not go through.. Please resend.
Doug

From: Adam Gregory <adam@noblestoryco.com>
Sent: Wednesday, October 6, 2021 2:10 PM
To: Lockhart, Doug <Doug.Lockhart@harpercollins.com>
Subject: Vouch for Noble Story Co.

Hi Doug,

You probably saw an email from Wefunder last week asking for you to vouch for Noble Story Co.? I just want to make sure it didn't go to a spam folder.
If you have a few minutes, we would love to have you vouch for us. Vouches are a great way for us to build credibility and momentum as we start raising funds.

Quick update: We are already over halfway to our first fundraising goal of $10,000 by the end of this week. If you want to invest before the general public – click here https://wefunder.com/noble.story.co

Best,
Adam

Adam Gregory
Producer, Co-Founder
[redacted]
w: noblestoryco.com

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

From: **Edgar Struble** edgar@edgarstruble.com
Subject: WeFunder
Date: October 28, 2021 at 6:43 PM
To: Adam Gregory adam@noblestoryco.com

ES

So, in a nutshell, what's the projected ROI if I were to sink a thousand or so into NSCo?

And when would that money come back to me?

E

Edgar Struble
[redacted]
www.EdgarStruble.com

From: **Adam Gregory** adam@noblestoryco.com
Subject: Noble Story Co. Update
Date: October 28, 2021 at 11:15 AM
To: Jaymesmiththompson@gmail.com

Hi Jayme,

I would love to catch up with you and hear how things are going and if you have landed on a business that helps creatives yet.
It was fun seeing you show up at the Lions Den DFW pitch breakfast awhile back.

On a quick update from Noble Story Co. we just launched a CF round of investing and have been seeing a lot of fruit from it.
I would love to get your feed back on our page: www.wefunder.com/noble.story.co

We also were just down in Nashville TN and had great meetings with Kingdom Story Company and Third Coast Content with Ben Howard.

Best,
Adam

NOBLE story co. EST. 2020

Adam Gregory
Producer, Co-Founder
[redacted]
w: noblestoryco.com

Additionally, Noble Story Co. is 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

From: **Joel Rodeheaver** joel.rodeheaver@gmail.com
Subject: Re: Vouch for Noble Story Co.
Date: October 6, 2021 at 2:46 PM
To: Adam Gregory adam@noblestoryco.com

Yes! I did see that. I'm slow on the uptake but definitely want to vouch for you and your work.

So glad you are half-way to 10k!!!

Joel

On Wed, Oct 6, 2021 at 2:21 PM Adam Gregory <adam@noblestoryco.com> wrote:

> Hi Joel,
>
> You probably saw an email from Wefunder last week asking for you to vouch for Noble Story Co.? I just want to make sure it didn't go to a spam folder. If you have a few minutes, we would love to have you vouch for us. Vouches are a great way for us to build credibility and momentum as we start raising funds.
>
> Quick update: We are already over halfway to our first fundraising goal of $10,000 by the end of this week. If you want to invest before the general public and help us reach out goal – click here https://wefunder.com/noble.story.co
>
> Best,
> Adam
>
> NOBLE story co. EST. 2020
>
> Adam Gregory
> **Producer, Co-Founder**
> m: 231.349.7475
> w: noblestoryco.com
>
> *We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*

From: **Karl Gregory** karlbrucegregory@gmail.com
Subject: Re: Vouch on Wefunder
Date: October 6, 2021 at 7:28 PM
To: Adam Gregory adam@noblestoryco.com

Yo Adam,

For sure! Let me get on this tomorrow when I'm at a computer. Thanks for the reminder!

Karl

Adam Gregory <adam@noblestoryco.com> schrieb am Mi. 6. Okt. 2021 um 1:59 PM:

> Forgot to attach the legal statement to the last email oops.
>
> Best,
> Adam
>
> NOBLE story co. EST. 2020
>
> Adam Gregory
>
> **Producer, Co-Founder**
>
> [redacted]
>
> w: noblestoryco.com
>
> *We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*
>
>> On Oct 6, 2021, at 1:58 PM, Adam Gregory <adam@noblestoryco.com> wrote:
>>
>> Hey Bro,
>>
>> You probably saw an email from Wefunder last week asking for you to vouch for Noble Story Co.? I just want to make sure it didn't go to a spam folder or something.
>> If you have a few minutes, we would love to have you vouch for us. Vouches are a great way for us to build our credibility and momentum as we start raising funds.
>>
>> Quick update: We are already over halfway to our first fundraising goal of $10,000 by the end of this week.
>>
>> Best,
>> Adam

From: ken Armour kenbarmour@hotmail.com
Subject: Re: Promo is finished
Date: October 12, 2021 at 5:30 PM
To: Adam Gregory adam@noblestoryco.com, Josh Beebe beebejosh@gmail.com, Dag Hascall hascalldag@gmail.com

---

That looks really good.. What are the investment opportunities? On the lower end? 🙂

Ken B Armour
[redacted]

From: Adam Gregory <adam@noblestoryco.com>
Sent: Tuesday, October 12, 2021 3:59 PM
To: ken Armour <kenbarmour@hotmail.com>
Cc: Andrew Teravskis <andrew@noblestoryco.com>
Subject: Promo is finished

Hi Ken,

Just wanting to pass along the Noble Story Co. promo to you! Thanks again for being super cool and letting us use the amazing Iron Works space!

The promo is the main video on our Wefunder page:
https://wefunder.com/noblestoryco/buzz

Best,
Adam

NOBLE story co. EST. 2020

Adam Gregory
Producer, Co-Founder
[redacted]
w: noblestoryco.com

This e-mail transmission, and any documents, files or previous e-mail messages attached to it, may contain confidential information that is legally privileged. If you are not the intended recipient or a person responsible for delivering it to the intended recipient, you are hereby notified that any disclosure, copying, distribution or use of any of the information contained in or attached to this transmission is STRICTLY PROHIBITED. If you have received this transmission in error, please: (1) immediately notify me by reply e-mail, or by collect telephone call; and (2) destroy the original transmission and its attachments without reading or saving in any manner.

Additionally, Noble Story Co. is 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

From: Kevin Lee kevin@cornerstonehomegroup.com
Subject: Re: Vouch for Noble Story Co.
Date: October 6, 2021 at 4:47 PM
To: Adam Gregory adam@noblestoryco.com
Cc: Kevin Lee kevin@cornerstonehomegroup.com

Hey Adam,

I did get this last week and started filling out everything up until the part to start an account. I was going to spend a day or two looking into things and possibly invest, but can't quite pull the trigger right this minute. I'll go ahead and finish submitting the vouch. Keep me updated if you are close to your target but not quite hitting it. So proud of you brother and really excited, the video was legit!



KEVIN LEE
ASSOCIATE BROKER/OWNER
616.975.5617
Kevin@CornerstoneHomeGroup.com
CornerstoneHomeGroup.com
RE/MAX OF GRAND RAPIDS
4362 Cascade Rd SE, Grand Rapids, MI 49546
CORNERSTONE HOME GROUP

From: Adam Gregory <adam@noblestoryco.com>
Sent: Wednesday, October 6, 2021 2:08 PM
To: Kevin Lee <kevin@cornerstonehomegroup.com>
Subject: Vouch for Noble Story Co.

Hi Kevin,

You probably saw an email from Wefunder last week asking for you to vouch for Noble Story Co.? I just want to make sure it didn't go to a spam folder.
If you have a few minutes, we would love to have you vouch for us. Vouches are a great way for us to build our credibility and momentum as we start raising funds.

Quick update: We are already over halfway to our first fundraising goal of $10,000 by the end of this week. If you want to invest before the general public – click here https://wefunder.com/noble.story.co

Best,
Adam

PS. Keep up the good work brother!

NOBLE story co. EST. 2020

Adam Gregory
Producer, Co-Founder
[redacted]
w: noblestoryco.com

We are "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of

only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

From: **Kevin Plank** kevplank@mac.com
Subject: Re: Noble Story Co. Wefunder page
Date: October 11, 2021 at 2:57 PM
To: Adam Gregory adam@noblestoryco.com
Cc: Andrew Teravskis andrew@noblestoryco.com

Lol.
Thanks Adam. That's hilarious. I'll get some time later today and take a looksie at all this.

> On Oct 11, 2021, at 2:39 PM, Adam Gregory <adam@noblestoryco.com> wrote:
>
> Hi Kevin,
>
> It was great to hear your voice again! I am not just saying that because you do voiceovers haha…okay maybe partly because you do voiceovers!
>
> We would love to have you put funds into our Wefunder Crowd Funding round. Please follow this link and click invest.
> https://wefunder.com/noble.story.co
>
> We would also love to have you vouch for us too - not that we need our heads to get any bigger haha.
>
> Best,
> Adam
>
> PS. I would ride in a plane that you are piloting:)
>
> Adam Gregory
> **Producer, Co-Founder**
> [redacted]
> w: noblestoryco.com
>
> This e-mail transmission, and any documents, files or previous e-mail messages attached to it, may contain confidential information that is legally privileged. If you are not the intended recipient or a person responsible for delivering it to the intended recipient, you are hereby notified that any disclosure, copying, distribution or use of any of the information contained in or attached to this transmission is STRICTLY PROHIBITED. If you have received this transmission in error, please: (1) immediately notify me by reply e-mail, or by collect telephone call; and (2) destroy the original transmission and its attachments without reading or saving in any manner.
>
> Additionally, Noble Story Co. is 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

From: **Adam Gregory** adam@noblestoryco.com
Subject: Wefunder communication
Date: November 5, 2021 at 4:38 PM
To: Adam Gregory adam@noblestoryco.com

----- Forwarded Message from LinkedIn -----

Forwarded from Adam Gregory (linkedin.com/in/noble-adam-gregory):

Hi Vaughn,

I hope that you are having a great fall season! I am reaching out to let you know that Noble Story Co. is now doing a CF investing round using Wefunder. We really enjoyed getting to meet you at The Lions Den DFW (even through Zoom) and would love to have you invest in Noble. Would you consider helping us reach our initial goal of $100k? We are just shy of $60k right now in only three weeks.

www.wefunder.com/noble.story.co

Also one of our investors (a Lions Den DFW regular) is using The Impact Foundation to invest which means you can use DAF funds if you need a tax write off this year.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Adam Gregory
Producer, Co-Founder
[redacted]
w: noblestoryco.com

Additionally, Noble Story Co. is 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

From: **Adam Gregory** adam@noblestoryco.com
Subject: Wefunder communication
Date: November 5, 2021 at 4:39 PM
To: Adam Gregory adam@noblestoryco.com

----- Forwarded Message from LinkedIn -----

Forwarded from Adam Gregory (linkedin.com/in/noble-adam-gregory):

Hi Anne,

Just sending you a quick update about Noble Story Co. We just launched a Wefunder CF round and our lead investor is a Lions Den DFW regular. In less than a month we have raised just shy of $60k in commitments. I would love to hear what you think of our Wefunder page and get your feedback.

www.wefunder.com/noble.story.co

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Adam Gregory

Producer, Co-Founder

[redacted]

w: noblestoryco.com

Additionally, Noble Story Co. is 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

From: **Adam Gregory** adam@noblestoryco.com
Subject: Wefunder Communication
Date: November 5, 2021 at 4:39 PM
To: Adam Gregory adam@noblestoryco.com

----- Forwarded Message from LinkedIn -----

Forwarded from Adam Gregory (linkedin.com/in/noble-adam-gregory):

Hi Ed Pearce,

I hope all is going well for the Lions Den! if you have a couple of minutes I would love to get your feedback on our Wefunder page from an investors point of view.

www.wefunder.com/noble.story.co

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Adam Gregory

Producer, Co-Founder

[redacted]
w: noblestoryco.com

Additionally, Noble Story Co. is 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

From: **Adam Gregory** adam@noblestoryco.com
Subject: Wefunder Communication
Date: November 5, 2021 at 4:39 PM
To: Adam Gregory adam@noblestoryco.com

----- Forwarded Message from LinkedIn -----

Forwarded from Adam Gregory (linkedin.com/in/noble-adam-gregory):

I checked out the event and it looks great. I wish that I could attend! Andrew and I are going to be in LA next week at a Wedgwood Circle event meeting potential investors.

It looks like you have been busy launching a new ecosystem!
We should hop on a Zoom and catch up.

The big update at Noble Story Co. is we just closed on The Heart Mender book motion picture rights, written by two time New York Times Best Selling Author, Andy Andrew. Also we launched a Wefunder investment opportunity and are getting tons of traction. www.wefunder.com/noble.story.co

----

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Adam Gregory
Producer, Co-Founder
[redacted]
w: noblestoryco.com

Additionally, Noble Story Co. is 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

From: **Sloan Inns** sloan@peoplelovesalt.com
Subject: Re: Wefunder Noble Story Co. Vouch
Date: October 6, 2021 at 6:29 PM
To: Adam Gregory adam@noblestoryco.com
Cc: Jenna Inns jenna@peoplelovesalt.com

Congrats on the first goal!

I just did twice... the first time I'm not sure it took :)

On Wed, Oct 6, 2021 at 2:03 PM Adam Gregory <adam@noblestoryco.com> wrote:

> Hi Sloan and Jenna,
>
> You probably saw an email from Wefunder last week asking for you to vouch for Noble Story Co.? I just want to make sure it didn't go to a spam folder.
> If you have a few minutes, we would love to have you vouch for us. Vouches are a great way for us to build our credibility and momentum as we start raising funds.
>
> Quick update: We are already over halfway to our first fundraising goal of $10,000 by the end of this week!
>
> Best,
> Adam
>
> Adam Gregory
>
> **Producer, Co-Founder**
>
> [redacted]
>
> w: noblestoryco.com
>
> *We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*

--
SLOAN
Director

What does a Restaurateur and an Ogilvy Creative Director have in common?

SALT Productions
[redacted]
PeopleLoveSalt.com

From: **Adam Gregory** adam@noblestoryco.com
Subject: So, the next three days are going to be big…
Date: October 28, 2021 at 4:33 PM
To: adam@noblestoryco.com

NOBLE story co.

EST. 2020



Hey Adam,

We've got some good news to share - it's been less than a month, we've received over $50,000 in reservations on WeFunder! And now in three days **(November 1st),** we're going to open up our crowd investing to the general public.

Will you help us out? Our company's placement on WeFunder is directly tied to the number of friends and family who invest in Noble Story Co. before it opens to the public. **The more support we get from you, the better our chances with the general public!**

"But hold on," you say, "I can't afford to invest!" Well actually, the minimum investment might be a lot lower than you think. I can't tell you the minimum investment amount in an email, but think *steak dinner*. And we won't give you heartburn.

Onward and upward!

Adam Gregory

COO, Noble Story Co.

PS - Don't worry, not every email is going to be about investing.

Show your support by investing in Noble Story Co.!

COUNT ME IN →

Noble Story Co. is 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Noble Story Co. LLC 1
1424 Herrick Ave NE
Grand Rapids, MI
USA

Subject: Noble Story Co. Crowd Investing Link
From: Andrew Teravskis <andrew@noblestoryco.com>
Date: 10/4/2021, 1:24 PM
To: Peggy Baumbach <pebaumbach@gmail.com>

Hi Peggy,

Hope you are doing well today!

As requested, here is a link to our crowd investing campaign on WeFunder. Thank you for considering investing in us! We appreciate you so much :)

https://wefunder.com/noble.story.co

Also, WeFunder requires us to include a legal disclaimer in our emails: *We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*

Thanks!
--

NOBLE story co. EST 2020

Andrew Teravskis
Producer, Co-Founder
[redacted]
w: noblestoryco.com

Subject: Can I send you email updates?
From: Andrew Teravskis <andrew@noblestoryco.com>
Date: 10/14/2021, 4:32 PM
To: winecountry@comcast.net

Hey Gregg!

Hope you're doing well! I'm putting together an email list for my production company Noble Story Co. so we can keep people in the know as far as what's going on in the wonderful world of film production. Would you mind if I added you to the list?

Also, we just launched a WeFunder campaign for Noble Story Co., which allows our fans to become stakeholders in our company. We invite you to check it out, and invest in us if you're so inclined!
https://wefunder.com/noble.story.co

Best,

--

NOBLE story co. EST. 2021

Andrew Teravskis
Producer, Co-Founder
[redacted]
w: noblestoryco.com

Additionally, Noble Story Co. is 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Subject: Can I send you email updates?
From: Andrew Teravskis <andrew@noblestoryco.com>
Date: 10/14/2021, 4:22 PM
To: "deddy.vienna@att.net" <deddy.vienna@att.net>

Hey Doug,

Hope you're doing well! I'm putting together an email list for Noble Story Co. so we can keep all our biggest fans in the loop. Would you mind if I added you to the list?

And you're not going to believe what I did the other week in Michigan.... I managed to convince the owners of a coal ship to let me aboard. They didn't expect me to try to set sail. Just kidding - but I thought you'd get a kick out of our latest video :) -- https://wefunder.com/noble.story.co (the video is at the top of the page, but you can scroll down and see what projects we're working on).

Best,

--

NOBLE story co. EST. 2021

Andrew Teravskis
Producer, Co-Founder
[redacted]
w: noblestoryco.com

Subject: Can I send you email updates?
From: Andrew Teravskis <andrew@noblestoryco.com>
Date: 10/14/2021, 4:27 PM
To: susanwilliams011@gmail.com

Hi Susan,

This is Andrew Teravskis from FBC Lodi. Hope you're doing well! I'm putting together an email list of people in my sphere so I can keep everyone up-to-date with my adventures in the film production industry. Would you mind if I added you to the list? If you get too many emails already and want to pass, no worries - I get it :)

Also, we just launched a WeFunder campaign for Noble Story Co., which allows our fans to become stakeholders in our company. We invite you to check it out, and invest in us if you're so inclined!
https://wefunder.com/noble.story.co

Best,

--

NOBLE story co. EST. 2021

Andrew Teravskis
Producer, Co-Founder
[redacted]
w: noblestoryco.com

Subject: Can I send you email updates?
From: Andrew Teravskis <andrew@noblestoryco.com>
Date: 11/4/2021, 4:21 PM
To: Pbiddle@inreach.com.getnotify.com

Hi Phil,

Hope you and Bonnie are doing well; heard you guys were exposed to Covid recently.

I'm putting together an email list for my film production company Noble Story Co., and was wondering if you'd be interested in receiving occasional email updates? And you might get a kick out of this... We just purchased the motion picture rights to a book written by Andy Andrews called The Heart Mender. Andy wrote a book you might remember from Vine and Branches called The Traveler's Gift.

And if you're so inclined, you can actually invest in us through our Wefunder crowd investing platform! It's an actual investment, not a donation. If you'd like to check it out, you can go to: https://wefunder.com/noble.story.co.

Take care,

--

NOBLE story co. EST. 2020

Andrew Teravskis
Producer, Co-Founder
[redacted]
w: noblestoryco.com

Subject: Can I send you email updates?
From: Andrew Teravskis <andrew@noblestoryco.com>
Date: 11/4/2021, 4:28 PM
To: cnshaynie@yahoo.com

Hi Chris and Sharette -

This is Andrew Teravskis from FBC. Last year I co-founded a film production company called Noble Story Co., and I'm putting together an email list of people who might be interested in receiving occasional updates on what we're working on. Would you mind if I added you to the list?

If you'd like to check out what we're working on, go to https://wefunder.com/noble.story.co. You'll be able to see our current film projects, and you can also invest in us if you're so inclined!

Best,
--

NOBLE story co. EST. 2020
Andrew Teravskis
Producer, Co-Founder
[redacted]
w: noblestoryco.com

Additionally, Noble Story Co. is 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Subject: Can I send you email updates?
From: Andrew Teravskis <andrew@noblestoryco.com>
Date: 11/4/2021, 4:32 PM
To: plathgh@sbcglobal.net

Hi Greg and Heidi!

This is Andrew Teravskis from FBC. Hope you guys are doing well! Last year I co-founded a film production company called Noble Story Co., and I'm putting together an email list of people who might be interested in receiving occasional updates on what we're working on. Would you mind if I added you to the list?

If you'd like to check out what we're working on, go to https://wefunder.com/noble.story.co. You'll be able to see our current film projects, and you can also invest in us if you're so inclined!

Best,
--

Andrew Teravskis
Producer, Co-Founder
[redacted]
w: noblestoryco.com

Additionally, Noble Story Co. is 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Subject: Can we send you email updates?
From: Andrew Teravskis <andrew@noblestoryco.com>
Date: 10/14/2021, 4:31 PM
To: mnmorin65@gmail.com

Hey Mike!

Hope things are going well with you and all your ventures since Start Garden.

Adam and I are putting together an email list for Noble Story Co. so we can keep people in the know as far as what's going on. Would you mind if I added you to the list?

Also, we just launched a WeFunder campaign for Noble Story Co., which allows our fans to become stakeholders in our company. We invite you to check it out, and invest in us if you're so inclined!
https://wefunder.com/noble.story.co

Best,

--

NOBLE story co. EST. 2020
Andrew Teravskis
Producer, Co-Founder
[redacted]
w: noblestoryco.com

Subject: Catching up?
From: Andrew Teravskis <andrew@noblestoryco.com>
Date: 10/6/2021, 2:44 PM
To: Todd <t.risby@att.net>

Hey Todd!

Been thinking about you recently - let's catch up sometime soon. Also, I heard that you and your lovely wife ended up rescuing Adam Thayer on your way to our wedding..... I had NO IDEA! I'm glad you were in the right place at the right time though.

In other news, after much encouragement from a few industry friends, Adam Gregory and I decided to launch a crowd investing campaign for Noble Story Co., hosted by WeFunder. It's been less than a week, and we're pushing $10,000! We would love to hear what you think of our WeFunder pitch, and our brand-new promo video :)

Here's the link: https://wefunder.com/noblestoryco/

Also, you should have received an email from WeFunder a few days ago with a link to vouch for us. If you have a second, we'd really appreciate if you left us a review so people know we're the real deal :)

Best,

--

Andrew Teravskis
Producer, Co-Founder
[redacted]
w: noblestoryco.com

Subject: Catching Up
From: Andrew Teravskis <andrew@noblestoryco.com>
Date: 11/5/2021, 8:42 AM
To: erik@m633capital.com.getnotify.com
BCC: Adam Gregory <adam@noblestoryco.com>

Hi Erik,

Hope things are well!

Was thinking about you and M633 today. How is the raise going? Are you guys making progress toward the fund goal?

If and when M633 is capitalized enough to start considering investments, we'd love to have a conversation with you to explore if Noble would be a good fit for your fund and investment goals. I'm pretty sure you're on one of the email lists, so you're probably aware of our Wefunder raise. But a couple of things you may not be aware about is we have been vetted by Impact Foundation, and so far have received $50,000 though impact investments through them. Also, our lead investors for our Wefunder raise are Bill and Dana Wichterman! Bill is the co-founder of Wedgwood Circle, an angel investment group in LA. Both are very much involved in the impact investing and faith-driven entrepreneur space. You can check out more details about the raise here: https://wefunder.com/noble.story.co

Best,

--

NOBLE story co.

Andrew Teravskis
Producer, Co-Founder
[redacted]
w: noblestoryco.com

Subject: Film Production Company Info
From: Andrew Teravskis <andrew@noblestoryco.com>
Date: 10/14/2021, 3:49 PM
To: Susan Alexander <satb3@comcast.net>

Hi Susan -

Hope you're doing well. Hope you don't mind, but I added you to our film production company email list, so that you can stay in the loop with what I'm working on :)

And also, here's the direct link to our crowd investing page if you'd like to know more about how to support us - https://wefunder.com/noble.story.co

Best,

--

Andrew Teravskis
Producer, Co-Founder
[redacted]
w: noblestoryco.com

Additionally, Noble Story Co. is 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Subject: Film Production Company Updates
From: Andrew Teravskis <andrew@noblestoryco.com>
Date: 10/14/2021, 5:14 PM
To: ddconsultants@gmail.com

Hi Rex,

This is Andrew Teravskis from FBC. Hope you're well! I'm putting together an email list so I can keep everyone up-to-date with my adventures in the film industry. Would you mind if I added you to the list? If you get too many emails already and want to pass, no worries at all :)

Also, we just launched a WeFunder campaign for Noble Story Co., which allows our fans to become stakeholders in our company. We invite you to check it out, and invest in us if you're so inclined!
https://wefunder.com/noble.story.co

Best,
--

NOBLE story co. EST. 2021
Andrew Teravskis
Producer, Co-Founder
[redacted]
w: noblestoryco.com

Additionally, Noble Story Co. is 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Subject: Introduction // Noble Story Co.
From: Andrew Teravskis <andrew@noblestoryco.com>
Date: 10/14/2021, 4:45 PM
To: sfetzer@4cct.com

Hi Steve,

This is Andrew Teravskis from FBC Lodi - I play keys on the worship band with Ryan and Ian, and was a part of Kingdom with David Watson back in the day.

Thought I'd reach out as I came across the San Joaquin Angels page, and saw your name on the Board of Directors list. Last year, I co-founded a film production company called Noble Story Co., and we've spent the last year raising capital and building our film portfolio. If that is something SJA (or even you personally) would be interested in, I'd love to share more details

If you'd like to read more about the company, here is a link to our freshly-launched crowd investing page: https://wefunder.com/noble.story.co

Stay well and talk soon!

--

Andrew Teravskis
Producer, Co-Founder
[redacted]
w: noblestoryco.com

Additionally, Noble Story Co. is 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Subject: Introductory Meeting?
From: Andrew Teravskis <andrew@noblestoryco.com>
Date: 10/14/2021, 3:47 PM
To: dave.johnson@saltentertainmentgroup.com

Hi Dave,

My name is Andrew Teravskis; I'm a fellow film producer and the co-founder of Noble Story Co. I randomly met Steve McBeth through an ad video I produced several years back for an executive search firm. Thought I'd reach out and say "hi," and see if you have time to jump on a brief introductory phone or video call?

If you'd like to know more about Noble Story Co., feel free to stop by our website at www.noblestoryco.com. We also just launched a crowd investing campaign on WeFunder, the same platform that Tom Bancroft and Steve are working on. www.wefunder.com/noblestoryco.

Best,

--

NOBLE story co. EST. 2020

Andrew Teravskis
Producer, Co-Founder
[redacted]
w: noblestoryco.com

Subject: New Film Production Venture
From: Andrew Teravskis <andrew@noblestoryco.com>
Date: 11/4/2021, 4:09 PM
To: pat@insurancelodi.com.getnotify.com

Hi Pat,

Hope you are doing well! It's been quite a while. Excited to see that you've stepped out from Nationwide to start your own insurance broker firm. Very cool!

I just recently started a new venture myself called Noble Story Co., and we're starting a mailing list to keep people updated on our company progress. Would you be interested in receiving occasional updates?

If you'd like to see what stories we're telling and how you can be involved, check out our Wefunder page: https://wefunder.com/noble.story.co. We've also partnered with Impact Foundation to allow companies to get a tax write-off by investing with donor-advised funds.

Best,

--

NOBLE story co. EST. 2021

Andrew Teravskis
Producer, Co-Founder
[redacted]
w: noblestoryco.com

Subject: Noble Story Co. is on WeFunder!
From: Andrew Teravskis <andrew@noblestoryco.com>
Date: 10/6/2021, 2:46 PM
To: Mark Bowman <mark@bowmanberreth.com>

Hi Mark -

Saw you in passing at church a couple weeks ago, and realized it's been way too long since we've caught up. You up for lunch one of these days?

In other news, after much encouragement from some industry friends, we decided to launch a crowd investing campaign for Noble Story Co., hosted by WeFunder. We would love to hear what you think of our WeFunder pitch, and our brand-new promo video.

Here's the link: https://wefunder.com/noblestoryco/

Also, you should have received an email from WeFunder a few days ago with a link to vouch for us. If you have a second, we'd really appreciate if you left us a review so people know we're the real deal :)

Best,

--

Andrew Teravskis
Producer, Co-Founder
[redacted]
w: noblestoryco.com

Subject: Noble Story Co. is on WeFunder
From: Andrew Teravskis <andrew@noblestoryco.com>
Date: 10/6/2021, 2:51 PM
To: Charles Rumble <rumblecinematography@gmail.com>

Hey Charlie -

Hope you guys are doing well. I saw you put your house on the market - where are you guys moving to? Also, this might be too late, but have you sold your C200 yet? WGR might be interested in purchasing it off of you.

And now in other news, after much encouragement from a few industry friends, Adam and I decided to launch a crowd investing campaign for Noble Story Co., hosted by WeFunder. We would love to hear what you think of our WeFunder pitch, and our brand-new promo video :)

Here's the link: https://wefunder.com/noblestoryco/

Also, you should have received an email from WeFunder a few days ago with a link to vouch for us. If you have a second, we'd really appreciate if you left us a review so people know we're the real deal :)

--

NOBLE story co. EST. 2021

Andrew Teravskis
Producer, Co-Founder
[redacted]
w: noblestoryco.com

Additionally, Noble Story Co. is 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Subject: Noble Story Co. is on WeFunder!
From: Andrew Teravskis <andrew@noblestoryco.com>
Date: 10/6/2021, 2:41 PM
To: Bob Murata <muratabob@gmail.com>

Hi Bob -

Hope all is well with you, thank you so much again for taking those beautiful wedding photos! Absolutely stunning. Is there a way I can download them from your website?

Also, after much encouragement from a few industry friends, we decided to launch a crowd investing campaign for Noble Story Co., hosted by WeFunder. It's been less than a week, and we're pushing $10,000! We would love to hear what you think of our WeFunder pitch, and our brand-new promo video :)

Here's the link: https://wefunder.com/noblestoryco/

Also, you should have received an email from WeFunder a few days ago with a link to vouch for us. If you have a second, we'd really appreciate if you left us a review so people know we're the real deal :)

Best,

--

NOBLE story co. EST. 2021

Andrew Teravskis
Producer, Co-Founder
[redacted]
w: noblestoryco.com

Additionally, Noble Story Co. is 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Subject: Production Company Updates!
From: Andrew Teravskis <andrew@noblestoryco.com>
Date: 10/14/2021, 4:25 PM
To: cburr03@gmail.com

Hi Craig!

Hope all is well with you! It's been quite a while - we should catch up soon. I'm putting together an email list for my company Noble Story Co. so we can keep people in the know as far as what's going on. Would you mind if I added you to the list?

Also, we just launched a WeFunder campaign for Noble Story Co., which allows our fans to become stakeholders in our company. We invite you to check it out, and invest in us if you're so inclined!
https://wefunder.com/noble.story.co

Best,

--

Andrew Teravskis
Producer, Co-Founder
[redacted]
w: noblestoryco.com

Additionally, Noble Story Co. is 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Subject: Production Company Updates
From: Andrew Teravskis <andrew@noblestoryco.com>
Date: 10/14/2021, 4:24 PM
To: craigdforrest@gmail.com

Hi Craig,

Hope you're doing well! I'm putting together an email list for Noble Story Co. so we can keep people in the know as far as what's going on. Would you mind if I added you to the list?

Also, we just launched a WeFunder campaign for Noble Story Co., which allows our fans to become stakeholders in our company. We invite you to check it out, and invest in us if you're so inclined!
https://wefunder.com/noble.story.co

Best,

--

NOBLE story co. EST 2020

Andrew Teravskis
Producer, Co-Founder
[redacted]
w: noblestoryco.com

Subject: Re: Introduction // Noble Story Co.
From: Andrew Teravskis <andrew@noblestoryco.com>
Date: 11/4/2021, 3:54 PM
To: sfetzer@4cct.com.getnotify.com

Hi Steve,

Circling back around. Would love to connect!

And check it out - only four weeks in, and we're closing in on $70k! https://wefunder.com/noble.story.co

NOBLE story co. EST 2020

Andrew Teravskis
Producer, Co-Founder
[redacted]
w: noblestoryco.com

On 10/14/2021 4:45 PM, Andrew Teravskis wrote:

> Hi Steve,
>
> This is Andrew Teravskis from FBC Lodi - I play keys on the worship band with Ryan and Ian, and was a part of Kingdom with David Watson back in the day.
>
> Thought I'd reach out as I came across the San Joaquin Angels page, and saw your name on the Board of Directors list. Last year, I co-founded a film production company called Noble Story Co., and we've spent the last year raising capital and building our film portfolio. If that is something SJA (or even you personally) would be interested in, I'd love to share more details
>
> If you'd like to read more about the company, here is a link to our freshly-launched crowd investing page: https://wefunder.com/noble.story.co
>
> Stay well and talk soon!
>
> --

Andrew Teravskis

Producer, Co-Founder

[redacted]

w: noblestoryco.com

Additionally, Noble Story Co. is 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Subject: Re: Lead Investor on WeFunder
From: Andrew Teravskis <andrew@noblestoryco.com>
Date: 10/18/2021, 9:08 AM
To: Dana Wichterman <danawichterman@gmail.com>, Adam Gregory <adam@noblestoryco.com>
CC: Bill Wichterman <wichterman.bill@gmail.com>

Hi Dana and Bill!

We are absolutely thrilled to have you as our lead investor! I know I've said this before several times, but we greatly appreciate your encouragement and for believing in us. We're stoked to have you both along for the journey. And we're also excited that you're including Wedgwood into your endorsement! Thank you!

For next steps, it's pretty simple. I'll send you an email invite through WeFunder. Once you click on the link, the site does a good job of walking you through the process. Since you're using Impact Foundation to invest, you'll have to do a few extra steps. After you input your investment amount and the endorsement, WeFunder will take you to the next page where you can setup your account. Look for a line that says "I'm investing with an LLC, etc." You'll need to check that box, and click on the "Change / Add" link, where you can put in the details for Impact Foundation.

Feel free to ping me if you have any issues or questions (email, text, or call are all fine). I'll also send Aimee an email to give her a heads up.

Many thanks, and we're joining you in looking forward to what God is going to do through Noble Story Co.!

NOBLE story co. EST 2020

Andrew Teravskis
Producer, Co-Founder
[redacted]
w: noblestoryco.com

On 10/16/2021 5:34 PM, Dana Wichterman wrote:

> Dear Adam and Andrew,
>
> We are happy to be your WeFunder "lead investor" for Noble Story Co (if you will still have us!). We will invest 25K through our DAF via Impact Foundation.

Let us know the next steps. I am working with Wedgwood Circle to give us some language, also giving you their "endorsement" (not sure of the language yet), so we can fold them into the few sentences where the Lead Investor is described (I'm using the one on "Pencilish" as my guide).

We are excited to be a part of your journey! May the Lord bless you, your families, and Noble Story Co!

Dana and Bill Wichterman

Subject: Re: Noble Story Co. Promo Video!
From: Andrew Teravskis <andrew@noblestoryco.com>
Date: 9/28/2021, 9:23 AM
To: Dana Wichterman <danawichterman@gmail.com>
CC: Adam Gregory <adam@noblestoryco.com>

Hi Dana!

Thank you so much for your kind words! Your continued encouragement and the fact that people are rooting for us means so, so much. No matter how God leads regarding investing in Noble Story Co., we're honored to have people like you and Bill in our lives!

Best,

NOBLE story co. EST. 2021

Andrew Teravskis
Producer, Co-Founder
[redacted]
w: noblestoryco.com

On 9/28/2021 9:08 AM, Dana Wichterman wrote:

> Andrew and Adam,
>
> We are so excited for you and all the doors God is opening for you, including Wedgwood, Lion's Den, and now WeFunder. Bill and I are prayerfully considering your request. We are working with some mentors of ours to discern if God would have us step into this role. As we move along this discerning process, I will be in touch with any questions. But please know we are rooting for you!
> Dana (and Bill)
>
> On Thu, Sep 23, 2021 at 5:49 PM Andrew Teravskis <andrew@noblestoryco.com> wrote:
>
>> Hi Dana,
>>
>> Hope you and Bill are doing well! I thought you would enjoy seeing our very-newly-finished promo video for Noble Story Co. This will be the headliner for our WeFunder crowd investing campaign. Play it loud, and let us know what you think! :)
>>
>> https://wefunder.com/noble.story.co
>>
>> Also, just throwing this out there. WeFunder requires us to have a "Lead Investor" to represent the crowd when it comes to business decisions and also be on our page with an explanation of why you are excited about Noble Story Co. (recommended lead investor amount is $20k - $50k). You and Bill immediately came to mind as people we would love to have in that role. You had mentioned to reach back out about investing toward the end of the year - we're a few months early, but thought I'd ask anyway. Feel free to pray about it and talk with Bill; would love to hear your thoughts when you're ready.

Best,

--

Andrew Teravskis
Producer, Co-Founder
[redacted]
w: noblestoryco.com

Subject: Re: THANK YOU!
From: Andrew Teravskis <andrew@noblestoryco.com>
Date: 10/6/2021, 10:05 AM
To: Peggy Baumbach <pebaumbach@gmail.com>
CC: Adam Gregory <adam@noblestoryco.com>

Hi Peggy-

Well thank you again!

Sure, I'd be happy to help. So, we can't legally accept money until we reach $50,000 in investment commitments - at which time, you'll get another email from WeFunder asking if you'd like to invest the $5,000 you reserved. You don't have to take any action now, however WeFunder does offer the ability to purchase "WeFunder Cash" now, which you can use to invest in us or any other WeFunder campaign. This is why you saw the "Add a Bank Account" button. If you purchase WeFunder cash, they waive the 2-3% transaction fee. If that makes you uncomfortable, you can wait until we reach our $50k goal, and then use a credit card, check, ACH or wire transfer.

WeFunder is tightly regulated by the SEC, so they may ask for other information such as your social security number for compliance purposes.

Here's a link to the FAQ page if you want more info: https://help.wefunder.com/#/investor/getting-started-for-investors

Did that answer your question?

Andrew Teravskis
Producer, Co-Founder
[redacted]
w: noblestoryco.com

On 10/5/2021 6:21 PM, Peggy Baumbach wrote:

> Hi Andrew,
> I'm happy to invest! I could use a little help with navigating the platform you're using. I'm reluctant to enter my banking info. Am I supposed to wait until I receive an email about making the funds available?
> Blessings,
> Peggy
>
> On Tue, Oct 5, 2021, 5:05 PM Andrew Teravskis <andrew@noblestoryco.com> wrote:
>
>> Hi Peggy -
>>
>> Adam and I just wanted to say a big THANK YOU for investing in Noble Story Co.! Thank you for believing in us and supporting us with your prayers along with your very kind and generous

investment! You'll be getting a thank-you package shortly (we still have to put together a few of the items), but we wanted to send a quick note right away expressing our thanks :)

We appreciate you!

--

NOBLE story co. EST. 2020

Andrew Teravskis

Producer, Co-Founder

[redacted]

W: noblestoryco.com

Subject: THANK YOU // Noble Story Co.
From: Andrew Teravskis <andrew@noblestoryco.com>
Date: 10/18/2021, 3:38 PM
To: CKENDREX@YAHOO.COM
BCC: Adam Gregory <adam@noblestoryco.com>

Hi Chris,

This is Andrew at Noble Story Co. - I saw you made a $5,000 reservation on our WeFunder page, and wanted to reach out and say THANK YOU personally! We appreciate all our fans, and are stoked to have you on our team.

Onward and upward!

--

Andrew Teravskis
Producer, Co-Founder
[redacted]
w: noblestoryco.com

Additionally, Noble Story Co. is 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Subject: THANK YOU!
From: Andrew Teravskis <andrew@noblestoryco.com>
Date: 10/5/2021, 5:05 PM
To: Peggy Baumbach <pebaumbach@gmail.com>

Hi Peggy -

Adam and I just wanted to say a big THANK YOU for investing in Noble Story Co.! Thank you for believing in us and supporting us with your prayers along with your very kind and generous investment! You'll be getting a thank-you package shortly (we still have to put together a few of the items), but we wanted to send a quick note right away expressing our thanks :)

We appreciate you!

--

Andrew Teravskis
Producer, Co-Founder
[redacted]
w: noblestoryco.com

Subject: WeFunder and Impact Foundation
From: Andrew Teravskis <andrew@noblestoryco.com>
Date: 10/26/2021, 1:56 PM
To: Dana Wichterman <danawichterman@gmail.com>
CC: Adam Gregory <adam@noblestoryco.com>

Hi Dana,

Just got off the phone with Jeff Johns at Impact Foundation. I believe he has all his questions answered; and it looks like Impact Foundation has to fill out all the information on their side. Basically how it will work out is Impact Foundation will legally be our Lead Investor, but they will take their marching orders from you when it comes to Lead Investor responsibilities such as voting. In all other Lead Investor responsibilities such as being our ambassador and fan club, that's still totally you!! 🙂

I just resent an email invite to you from WeFunder; could you forward that over to Jeff so he can use that to set up the account? I believe that will ensure your picture and name are on our page, even though the investment details are through Impact Foundation.

Thanks! Feel free to give me a call if you have questions; I'll be traveling later tonight but will pick up if I can.

Best,

Andrew Teravskis
Producer, Co-Founder
[redacted]
W: noblestoryco.com

Subject: Wefunder Link
From: Andrew Teravskis <andrew@noblestoryco.com>
Date: 11/2/2021, 7:05 PM
To: Craig Burr <cburr03@gmail.com>

Hey Craig -

So great to see you today my friend! It's been entirely too long.

As requested, here's the link to our crowd investing campaign on Wefunder: https://wefunder.com/noble.story.co

Talk soon!

Andrew Teravskis
Producer, Co-Founder
[redacted]
w: noblestoryco.com

Subject: Re: So, the next three days are going to be big...
From: Andrew Teravskis <andrew@noblestoryco.com>
Date: 11/4/2021, 12:21 PM
To: "tim fbclodi.org" <tim@fbclodi.org>

Hey Tim -

Thanks man! We're absolutely stoked out of our minds :)

Yes, it's an actual investment in the company, not a donation! People who invest in our Wefunder campaign actually become owners of Noble Story Co. alongside Adam and myself. (The Securities Exchange Commission won't let me say any other details over email -- I'll just have to point you to our Wefunder page).

Best,

Andrew Teravskis
Producer, Co-Founder
[redacted]
w: noblestoryco.com

On 11/4/2021 12:15 PM, tim fbclodi.org wrote:

> Hey dude, this sounds exciting!
> Not sure I fully understand. Investing means buying some stock in the company or something like that?
>
> Tim
>
> ---
>
> **From:** Andrew Teravskis <andrew@noblestoryco.com>
> **Sent:** Thursday, October 28, 2021 1:31 PM
> **To:** tim fbclodi.org <tim@fbclodi.org>
> **Subject:** So, the next three days are going to be big...
>
> 

Hey Tim,

We've got some good news to share - it's been less than a month, we've received over $50,000 in reservations on WeFunder! And now in three days **(November 1st),** we're going to open up our crowd investing to the general public.

Will you help us out? Our company's placement on WeFunder is directly tied to the number of friends and family who invest in Noble Story Co. before it opens to the public. **The more support we get from you, the better our chances with the general public!**

"But hold on," you say, "I can't afford to invest!" Well actually, the minimum investment might be a lot lower than you think. I can't tell you the minimum investment amount in an email, but think *steak dinner*. And we won't give you heartburn.

Onward and upward!

Andrew Teravskis

CEO, Noble Story Co.

PS - Don't worry, not every email is going to be about investing.

Show your support by investing in Noble Story Co.!

COUNT ME IN →

Noble Story Co. is 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Noble Story Co. LLC 1
1424 Herrick Ave NE
Grand Rapids, MI
USA

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John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

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